Exhibit 1

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

LAKEVIEW OPPORTUNITY FUND, LLC

Purchase of Common Stock	800	1.6481	09/03/2025
Purchase of Common Stock	6,529	1.6750	09/04/2025
Purchase of Common Stock	600	1.6900	09/05/2025